Exhibit 12.1

Home BancShares, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
Exhibit	2017	2016	2015	2014	2013
(Dollars in thousands)
Fixed Charges and Preferred Dividends
Interest expense	$49,209	$28,986	$20,370	$17,557	$14,013
Capital debt expense Trust Preferred	15,137	1,593	1,354	1,313	518
Estimated interest in rent	918	784	779	751	515
Preferred dividends (E)	—	—	—	—	—

Combined fixed charges and preferred dividends (B)	65,264	31,363	22,503	19,621	15,046
Less: interest on deposits	33,777	15,926	12,971	12,796	9,744

Combined fixed charges and preferred dvidends excluding interest on deposits (D)	$31,487	$15,437	$9,532	$6,825	$5,302
Earnings
Pre-tax income from continuing operations	$271,083	$282,646	$218,491	$177,173	$104,473
Fixed charges and preferred dividends	65,264	31,363	22,503	19,621	15,046

Total earnings (A)	336,347	314,009	240,994	196,794	119,519
Less: interest on deposits	33,777	15,926	12,971	12,796	9,744

Total earnings excluding interest on deposits (C)	$302,570	$298,083	$228,023	$183,998	$109,775

Ratio of earnings to fixed charges
Ratio, including interest on deposits (A/(B-E))	5.15x	10.01x	10.71x	10.03x	7.94x
Ratio, excluding interest on deposits (C/(D-E))	9.61x	19.31x	23.92x	26.96x	20.70x
Ratio of earnings to fixed charges & preferred dividends
Ratio, including interest on deposits (A/B)	5.15x	10.01x	10.71x	10.03x	7.94x
Ratio, excluding interest on deposits (C/D)	9.61x	19.31x	23.92x	26.96x	20.70x